UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 8)

Under the Securities Exchange Act of 1934

SEMLER SCIENTIFIC, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

81684M 104

(CUSIP Number)

Marianne C. Sarrazin, Esq.

Goodwin Procter LLP

3 Embarcadero Center

San Francisco, CA 94111

Telephone: (415) 733-6000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 11, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

SCHEDULE 13D

CUSIP No. 81684M 104
1.	NAMES OF REPORTING PERSONS
Douglas Murphy-Chutorian, M.D.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2 (e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 450,000 shares
	8.	SHARED VOTING POWER 155,313 shares
	9.	SOLE DISPOSITIVE POWER 450,000 shares
	10.	SHARED DISPOSITIVE POWER 155,313 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 605,313 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.75%*
14.	TYPE OF REPORTING PERSON* IN

* Based upon an aggregate of (i) 8,812,862 shares of the Issuer’s (as defined below) common stock outstanding as of December 10, 2024 immediately prior to the exercise of the options reported herein based on information provided to the Reporting Person plus (ii) 155,000 shares issued upon exercise of the stock options as reported herein. Sole voting power consists solely of stock options to acquire common stock held by the Reporting Person (as defined below), 435,000 of which are fully vested and exercisable, 15,000 of which are subject to vesting.

CUSIP No. 81684M 104

Item 1. Security and Issuer.

The equity securities covered by this Schedule 13D (Amendment No. 8) are shares of common stock, $0.001 par value, of Semler Scientific, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 2340-2348 Walsh Avenue, Suite 2344, Santa Clara, CA 95051.

Item 2. Identity and Background.

This statement is filed by Douglas Murphy-Chutorian, M.D., a U.S. citizen (the “Reporting Person”). The Reporting Person’s business address is the same as that of the Issuer, 2340-2348 Walsh Avenue, Suite 2344, Santa Clara, CA 95051, and his present principal occupation is serving as Chief Executive Officer and a Director of the Issuer.

The Reporting Person has not, during the last five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The information contained in Item 5 is incorporated by reference into this Item 3.

Item 4. Purpose of Transaction.

The information contained in Item 5 is incorporated by reference into this Item 4.

Except as set forth or incorporated by reference in this Item 4, the Reporting Person has no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Between December 10, 2024 and December 11, 2024, the Reporting Person exercised in full stock options to purchase 155,000 shares of the Issuer’s common stock at an exercise price of $3.44 per share, of which 100,000 shares of the Issuer’s common stock were sold by the Issuer at a weighted average price of $60.65 per share to cover the exercise price and tax withholding obligations of the Reporting Person.

On December 12, 2024, the Reporting Person transferred the remaining 55,000 shares of the Issuer’s common stock to his family trust over which he is co-Trustee with his spouse for no consideration.

Following the transactions described in this Item 5, the Reporting Person is the beneficial owner of an aggregate of 605,313 shares of the Issuer’s common stock (approximately 6.75% based on 8,812,862 shares issued and outstanding as of December 10, 2024 plus 155,000 shares issued pursuant to the option exercises reported herein), which consists of (i) of 435,000 shares subject to options that are currently exercisable and 15,000 shares subject to an option that remain subject to vesting, in each case over which the Reporting Person has sole voting and investment control and (ii) 155,313 shares of common stock held in the Reporting Person’s family trust, over which he shares voting and investment control with his spouse.

Depending upon future evaluations of the business prospects of the Issuer and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions, the Reporting Person may purchase additional equity or other securities of the Issuer or dispose of some or all of his holdings in the open market, in public offerings, in privately negotiated transactions or in other transactions, including future dispositions back to the Issuer, or in any combination of the foregoing, subject to the Issuer’s insider trading policy and relevant applicable securities laws and regulations.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7. Materials to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of such Reporting Person’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 12, 2024

/s/ Douglas Murphy-Chutorian
Douglas Murphy-Chutorian, M.D.